82-3123

BOMBARDIER

06014148

PRESS RELEASE

BOMBARDIER ANNOUNCES FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED APRIL 30, 2006

(All amounts in this press release are in U.S. dollars unless otherwise indicated.)

SUPPL

- **Consolidated revenues of $3.5 billion**
- **EBT from continuing operations before special items of $53 million compared to $42 million last year**
- **EPS from continuing operations before special items of $0.02 compared to $0.01 last year**
- **Cash and cash equivalents of $2.2 billion after debt repayment of $321 million**
- **Order backlog remains strong at $32.3 billion**

Montréal, May 30, 2006 – Bombardier today released financial results for the first quarter of fiscal year 2007. Earnings before income taxes (EBT) and special items totalled $53 million for the quarter ended April 30, 2006, compared to $42 million for the last fiscal year. Earnings per share from continuing operations before special items was $0.02, compared to $0.01 for the same period last fiscal year. The overall order backlog is solid at $32.3 billion.

"Our results show steady progress when compared to the first quarter of last year," said Laurent Beaudoin, Chairman of the Board and Chief Executive Officer, Bombardier Inc. "Margins of the Transportation group continue to improve and special charges related to the restructuring are complete as of this quarter. At Aerospace, we ramped up production of some of our business aircraft programs, illustrating the strength of the market. And our regional aircraft team continues to explore new opportunities in the 80- to 100-seat market," added Mr. Beaudoin. "We continue to face the challenges before us, while focusing on flawless execution and long-term, sustainable growth."

Bombardier Aerospace

Earnings before financing income, financing expense, income taxes (EBIT) and special items reached $55 million, from $52 million for the first quarter of the previous year.

6/7

The business aircraft market remains robust with a 23% increase in deliveries during the first quarter. This growth in deliveries was mainly driven by the *Learjet* and *Global* families of aircraft. Significant product improvement milestones were reached on that front during the first quarter, with the entry into service of the *Learjet 40 XR* premium light jet, as well as the successful first flight of the *Learjet 60 XR*.

In addition, Bombardier Aerospace received 19 regional aircraft net orders, including an order for six *CRJ900* aircraft from Air One of Italy, the newest European operator of the *CRJ900* regional jet. The trend toward larger regional jet and turboprop aircraft continues, driven by lower fares, higher fuel prices and increasingly relaxed pilot scope clauses. With its large installed base and the unmatched commonality advantages offered by the *CRJ* family of aircraft, Bombardier is well positioned to reap the benefits of this trend.

Bombardier Transportation

In a context of lower revenues, Bombardier Transportation improved its EBIT margin before special items from 2.4% for the first quarter of last year to 3% for this quarter.

New order intake continued to be vigorous, reaching $1.7 billion for the quarter. The book-to-bill ratio also remained strong at 1.1. Significant strategic orders were received during the quarter, such as the contract from the Frankfurt Transport Authority to supply 146 *FLEXITY* Swift high-floor light rail vehicles and the order from the European rolling stock leasing company CBRail for 35 *TRAXX* locomotives. The order intake for the services segment was also strong both in European and North American markets.

During the first quarter, Bombardier Transportation's restructuring plan, initiated two years ago, has reached completion on schedule. As planned, some 7,700 positions were eliminated and seven manufacturing sites ceased their activities. All charges related to the restructuring initiative were recorded as at April 30, 2006.

Financial highlights

(unaudited, in millions of U.S. dollars, except per share amounts)

	Three months ended April 30 2006	2005
Revenues		
Aerospace	**$ 1,940**	$ 1,936
Transportation	**1,586**	1,821
	$ 3,526	$ 3,757
EBIT from continuing operations before special items		
Aerospace	**$ 55**	$ 52
Transportation	**47**	44
	102	96
Financing income	**(39)**	(33)
Financing expense	**88**	87
EBT from continuing operations before special items	**53**	42
Special items (Transportation)	**(24)**	8
EBT from continuing operations	**29**	50
Income taxes	**8**	9
Income from continuing operations	**21**	41
Income from discontinued operations – net of tax	**3**	14
Net income	**$ 24**	$ 55
Earnings per share (in dollars):		
Basic and diluted		
From continuing operations before special items	**$ 0.02**	$ 0.01
Net income	**$ 0.01**	$ 0.03

FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED APRIL 30, 2006

ANALYSIS OF RESULTS

Consolidated results

Consolidated revenues totalled $3.5 *billion for the first quarter ended* April 30, 2006, *compared* to $3.8 billion for the same period last year. The $231-million reduction mainly reflects decreased mainline revenues in the U.K. and Germany and lower deliveries of regional jets, partially offset by increased deliveries and improved selling prices of business aircraft.

EBT from continuing operations before special items for the three-month period ended April 30, 2006, amounted to $53 million, compared to $42 million for the same period last year. This increase results mainly from a higher margin percentage in Transportation and lower net financing expenses, partially offset by lower revenues in the transportation segment.

Special items amounted to a charge of $24 million for the three-month period ended April 30, 2006, compared to an income of $8 million for the same period last year. These special items represent the final charges related to the restructuring activities in Transportation.

As a result, EBT from continuing operations amounted to $29 million for the first quarter of fiscal year 2007, compared to $50 million for the same period the previous year.

Income from continuing operations before special items, net of tax totalled $43 million, or $0.02 per share ($21 million and $0.01 per share after special items), for the first quarter ended April 30, 2006, compared to $28 million, or $0.01 per share ($41 million and $0.02 per share after special items), for the same period last year. Net income was $24 million, or $0.01 per share, for the first quarter of fiscal year 2007, compared to $55 million, or $0.03 per share, for the same period the previous year.

As at April 30, 2006, Bombardier's order backlog was $32.3 billion, compared to $31.6 billion as at Jan. 31, 2006. The $700-million increase is mainly due to the positive impact of the strengthening of the euro and the pound sterling compared to the U.S. dollar on the order backlog of Transportation.

Bombardier Aerospace

- **Revenues of $1.9 billion**
- **EBITDA of $158 million**
- **EBIT of $55 million**
- **Order backlog of $10.6 billion**
- **77 aircraft deliveries**

Bombardier Aerospace's revenues amounted to $1.9 billion for the three-month periods ended April 30, 2006 and 2005.

The margin amounted to $280 million, or 14.4% of revenues, for the three-month period ended April 30, 2006, compared to $271 million, or 14%, for the same period the previous year. The 0.4 percentage-point increase is mainly due to increased deliveries and improved selling prices of business aircraft, the positive impact of a reduction in previously-recorded severance and other involuntary termination cost provision, and increased deliveries of turboprops, partially offset by lower deliveries of regional jets, mainly *CRJ200* aircraft, lower selling prices for regional aircraft and lower net margin on spare parts.

Earnings before financing income, financing expense, income taxes, depreciation and amortization (EBITDA) amounted to $158 million, or 8.1% of revenues, for the three-month period ended April 30, 2006, compared to $156 million, or 8.1%, for the same period last year. EBIT amounted to $55 million, or 2.8% of revenues, for the first quarter ended April 30, 2006, compared to $52 million, or 2.7%, for the same period the previous year.

For the quarter ended April 30, 2006, aircraft deliveries totalled 77, compared to 81 for the same period the previous year. The 77 deliveries consisted of 53 business aircraft (43 aircraft for the corresponding period last fiscal year) and 24 regional aircraft (38 aircraft for the corresponding period last fiscal year). The 23% increase in business aircraft deliveries is mainly due to the continued strength of the business aircraft market as demonstrated by increased deliveries of *Learjet 60*, *Global Express XRS* and *Learjet 45 XR* aircraft. There has also been an increase in deliveries of the *Challenger 800* Series aircraft. The 37% decrease in regional aircraft deliveries is due to lower deliveries of regional jets, mainly the *CRJ200* aircraft, consistent with current market trends, which indicate a reduction in demand for 50-passenger regional jets, partially offset by higher deliveries of turboprops.

For business aircraft, Bombardier received 33 net orders during the three-month period ended April 30, 2006, compared to 39 net orders during the same period last fiscal year. The order intake remains strong and consistent with the continued strength of the business aircraft market. For the quarter ended April 30, 2006, Bombardier received 19 net orders for regional aircraft,

compared to 43 for the same period last year. Orders for the quarter included an order for six *CRJ900* aircraft from Air One of Italy; five *CRJ700* aircraft from GE Commercial Aviation Services for GoJet Airlines of the United States; and three *Q300* aircraft from National Air Support of Australia.

As at April 30, 2006, the Aerospace firm order backlog totalled $10.6 billion, compared to $10.7 billion as at Jan. 31, 2006. As a result of the ramp up to meet the delivery requirements arising from significant orders received in the last fiscal year, deliveries exceeded new orders for some business aircraft programs as well as for the *Q400* aircraft, resulting in a decrease in the value of the backlog.

Bombardier Transportation

- **Revenues of $1.6 billion**
- **EBITDA before special items of $72 million ($48 million after special items)**
- **EBIT before special items of $47 million ($23 million after special items)**
- **New order intake totalling $1.7 billion (book-to-bill ratio of 1.1)**
- **Order backlog of $21.7 billion**

Bombardier Transportation's revenues amounted to $1.6 billion for the three-month period ended April 30, 2006, compared to $1.8 billion for the same period last year. The decrease is mainly due to decreased mainline revenues in the U.K. and Germany, due to a lower level of activities in these markets, and negative currency impact amounting to approximately $90 million.

The margin amounted to $203 million, or 12.8% of revenues, for the three-month period ended April 30, 2006, compared to $209 million, or 11.5%, for the same period the previous year. The 1.3 percentage-point increase is mainly due to improvements in contract execution and the positive impact of the restructuring initiatives.

EBITDA before special items amounted to $72 million, or 4.5% of revenues, for the three-month period ended April 30, 2006, compared to $72 million, or 4%, for the same period last year. EBIT before special items totalled $47 million, or 3% of revenues, for the first quarter ended April 30, 2006, compared to $44 million, or 2.4%, for the same quarter the previous year.

Special items amounted to a charge of $24 million for the three-month period ended April 30, 2006, compared to an income of $8 million for the same period last year. The special items for the same quarter of last fiscal year included gains on the sale of land and buildings amounting to $27 million.

As a result, EBIT amounted to $23 million, or 1.5% of revenues, for the first quarter ended April 30, 2006, compared to $52 million, or 2.9%, for the same quarter the previous year.

Order intake during the three-month period ended April 30, 2006, totalled $1.7 billion, an increase of $100 million compared to the same period last year.

Major orders were for 146 *FLEXITY* Swift high-floor light rail vehicles from the Frankfurt Transport Authority of Germany, valued at approximately $361 million and 35 *TRAXX* locomotives, type F140 MS/DE for CBRail (Euro) Limited of the U.K., valued at approximately $156 million.

Bombardier Transportation's backlog totalled $21.7 billion as at April 30, 2006, compared to $20.9 billion as at Jan. 31, 2006. The increase in the value of the order backlog reflects a net positive currency adjustment, amounting to approximately $600 million, and higher order intake compared to revenue recorded. The net positive currency adjustment results from the strengthening of the euro and the pound sterling compared to the U.S. dollar as at April 30, 2006 compared to January 31, 2006.

DIVIDENDS ON PREFERRED SHARES

Series 2 Preferred Shares

A monthly dividend of $0.105406 Cdn, $0.109375 Cdn, $0.113452 Cdn and $0.115365 Cdn per share on Series 2 Preferred Shares has been paid on February 15, March 15, April 15 and May 15, 2006 respectively.

Series 3 Preferred Shares

A quarterly dividend of $0.34225 Cdn per share on Series 3 Preferred Shares is payable on July 31, 2006 to the shareholders of record at the close of business on July 14, 2006.

Series 4 Preferred Shares

A quarterly dividend of $0.390625 Cdn per share on Series 4 Preferred Shares is payable on July 31, 2006 to the shareholders of record at the close of business on July 14, 2006.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended January 31, 2006 were $14.7 billion and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Challenger, Challenger 800, CRJ, CRJ200, CRJ700, CRJ900, Global Express XRS, Learjet, Learjet 40 XR, Learjet 45 XR, Learjet 60, Learjet 60 XR, Q300, Q400, FLEXITY and *TRAXX* are trademarks of Bombardier Inc. or its subsidiaries.

For information

Isabelle Rondeau
Director, Communications
+514-861-9481
www.bombardier.com

Shirley Chénier
Director, Investor Relations
+514-861-9481

The Management's Discussion and Analysis and the Consolidated Financial Statements are available at www.bombardier.com.

FORWARD-LOOKING STATEMENTS

This press release includes forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "anticipate", "plan", "foresee", "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. By their nature, forward-looking statements require Bombardier Inc. (the "Corporation") to make assumptions and are subject to important known and unknown risks and uncertainties, which may cause the Corporation's actual results in future periods to differ materially from forecasted results. While the Corporation considers its assumptions to be reasonable and appropriate based on current information available, there is a risk that they may not be accurate. For additional information with respect to the assumptions underlying the forward-looking statements made in this press release, please refer to the respective Management's Discussion and Analysis ("MD&A") sections of the Corporation's aerospace segment ("Aerospace") and the Corporation's transportation segment ("Transportation") in the Corporation's annual report for fiscal year 2006.

Certain factors that could cause actual results to differ materially from those anticipated in the forward-looking statements include risks associated with general economic conditions, risks associated with the Corporation's business environment (such as the financial condition of the airline industry, government policies and priorities and competition from other businesses), operational risks (such as regulatory risks and dependence on key personnel, risks associated with doing business with partners, risks involved with developing new products and services, warranty and casualty claim losses, risks from legal proceedings, risks relating to the Corporation's dependence on certain key customers and key suppliers, risks resulting from fixed term commitments, human resource risks and environmental risks), financing risks (such as risks resulting from reliance on government support, risks relating to financing support provided on behalf of certain customers, risks relating to liquidity and access to capital markets, risks relating to the terms of certain restrictive debt covenants and market risks, including currency, interest rate and commodity pricing risk). See Risks and Uncertainties in the MD&A section of Bombardier Inc.'s annual report for fiscal year 2006 for further information. Readers are cautioned that the foregoing list of factors that may affect future growth, results and performance is not exhaustive and undue reliance should not be placed on forward-looking statements. The forward-looking statements set forth herein reflect the Corporation's expectations as at the date of this press release and are subject to change after such date. Unless otherwise required by applicable securities laws, the Corporation expressly disclaims any intention, and assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CAUTION REGARDING NON-GAAP EARNINGS MEASURES

This press release is based on reported earnings in accordance with Canadian generally accepted accounting principles (GAAP). It is also based on EBITDA, EBIT and EBT before special items. These non-GAAP measures are directly derived from the Consolidated Financial Statements, but do not have a standardized meaning prescribed by GAAP; therefore, others using these terms may calculate them differently. Management believes that a significant number of the users of its Consolidated Financial Statements and MD&A analyze the Corporation's results based on these performance measures and that this presentation is consistent with industry practice. Special items are viewed by Management as items that do not arise as part of the normal day-to-day business operations or that could potentially distort the analysis of trends.